SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated February 25, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated February 25, 2010, the Company reported that its Board of Directors, has approved the update of its Global Note Program (the “Program”) for a principal amount up to US$ 200.000.000 duly authorized by the Argentine Securities Commission (“CNV”) by means of Resolution Nº15.537 dated December 21, 2006.

Also the Board of Directors approved in the virtue of the delegation of powers by the Shareholder’s General Meeting dated October 29, 2009, an increase in the amount of the global note Program in force in an additional amount of up to US$ 200,000,000.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: March 2, 2010.